Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
						Nine Months Ended
	Years ended December 31,					September 30,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009	2014	2013
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711	$6,196	$7,691
Interest factor in rent expense	460	496	495	500	522	347	346
Total fixed charges	$10,401	$13,418	$16,173	$17,225	$18,233	$6,543	$8,037

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$12,991	$16,082
Fixed charges (excluding preferred stock dividends)	10,401	13,418	16,173	17,225	18,233	6,543	8,037
Total income	$29,898	$21,243	$30,895	$30,341	$10,434	$19,534	$24,119

Ratio of income to fixed charges excluding interest on deposits	2.87	1.58	1.91	1.76	NM	2.99	3.00

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902	$10,531	$12,440
Interest factor in rent expense	460	496	495	500	522	347	346
Total fixed charges	$16,637	$21,108	$24,704	$25,557	$28,424	$10,878	$12,786

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$12,991	$16,082
Fixed charges (excluding preferred stock dividends)	16,637	21,108	24,704	25,557	28,424	10,878	12,786
Total income	$36,134	$28,933	$39,426	$38,673	$20,625	$23,869	$28,868

Ratio of income to fixed charges including interest on deposits	2.17	1.37	1.60	1.51	NM	2.19	2.26